Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 26, 2019, with respect to the consolidated balance sheets of Celgene Corporation as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, the related notes, and the consolidated financial statement schedule, “Schedule II – Valuation and Qualifying Accounts” (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the Form 8-K/A of Bristol-Myers Squibb Company dated February 5, 2020, and to the reference to our firm under the heading “Experts” in the registration statement.

Our report dated February 26, 2019 on the consolidated financial statements refers to the Company’s adoption on a prospective basis of FASB Accounting Standards Update No. 2016-01, “Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” and Accounting Standards Update No. 2018-03, “Technical Corrections and Improvements to Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” which requires accounting for certain equity investments and financial liabilities under the fair value option with changes in fair value recognized in Net income. Celgene Corporation recognized a cumulative effect adjustment of $731 million to Retained Earnings on January 1, 2018 due to the adoption of these new accounting standards.

/s/ KPMG LLP

Short Hills, New Jersey
May 19, 2020